# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NC SLF INC., CIK 0001844684
CUSIP: 000000000
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 12/23/2025
Amends the filing with accession number 0001104659-21-089350
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, Chief Financial, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 65,075,352; sole dispositive power 0; shared dispositive power 65,075,352; aggregate amount beneficially owned 65,075,352 (99.2% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,689,691; sole dispositive power 0; shared dispositive power 12,689,691; aggregate amount beneficially owned 12,689,691 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 19,782,906; sole dispositive power 0; shared dispositive power 19,782,906; aggregate amount beneficially owned 19,782,906 (30.2% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,602,755; sole dispositive power 0; shared dispositive power 32,602,755; aggregate amount beneficially owned 32,602,755 (49.7% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 65,075,352; sole dispositive power 0; shared dispositive power 65,075,352; aggregate amount beneficially owned 65,075,352 (99.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: NC SLF INC.
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following:

On December 23, 2025, pursuant to drawdown notices delivered in accordance with the Subscription Agreements (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 392,816 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 612,391 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan 1,009,236 Shares. The price per Share was $9.83.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 25 relates is 65,075,352. Such aggregate number of Shares represents 99.2% of the common stock of the Issuer. The percentage reported in this Amendment No. 25 is calculated based upon 65,592,790 Shares outstanding as of December 23, 2025 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 12,689,691 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 19,782,906 Shares. Such Shares represent 30.2% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 32,602,755 Shares. Such Shares represent 49.7% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 65,075,352 Shares held by the Plans. Such Shares represent 99.2% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 65,075,352 Shares held by the Plans. Such Shares represent 99.2% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (12/29/2025)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (12/29/2025)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (12/29/2025)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (12/29/2025)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (12/29/2025)